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                             AMEDIA NETWORKS, INC.
                                  2 Corbett Way
                           Eatontown, New Jersey 07724



                                                        August 29, 2005


VIA EDGAR
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U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-4561
Attention: Mr. Neil Miller, Attorney Advisor


     Re: Registration Statement on Form S-2 (File No. 333-126351) filed by Amedia Networks, Inc. on July 1, 2005 as amended by Amendment No. 1 thereto filed on August 19, 2005 (the "Registration Statement").

Dear Mr. Miller:

     Amedia Networks, Inc. (the "Corporation") hereby requests that the U.S. Securities and Exchange Commission (the "Commission") declare the Registration Statement referenced above to be effective as of 11:00 a.m. E.D.T. on August 31, 2005 or as soon as possible thereafter.

     The Corporation hereby acknowledges that: should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                                        Very truly yours,

                                        /s/ Frank Galuppo
                                        Frank Galuppo
                                        President and Chief Executive Officer